Exhibit 99.1

PPDAI Group Inc. Announces Change in Board of Directors

SHANGHAI, Sept. 21, 2018 /PRNewswire/—PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced the resignation of Mr. Zehui Liu from the board of directors of the Company (the “Board”), effective September 21, 2018, due to his own personal reasons. Upon the effectiveness of Mr. Liu’s resignation, the Board will consist of eight directors, including two independent directors.

“We would like to thank Zehui for his contribution to PPDAI during his tenure. On behalf of PPDAI, I wish him the best in his future endeavors,” said Mr. Jun Zhang, chairman of the Board and co-chief executive officer of the Company.

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of June 30, 2018, the Company had over 78 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Jimmy Tan / Sally Huo

Tel: +86 (21) 8030 3200 - Ext 8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com